UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Execution of At-the-Market Issuance Sales Agreement

On May 16, 2023, SciSparc Ltd., or the Company, entered into an At-the-Market Issuance Sales Agreement, or the Sales Agreement, with Aegis Capital Corp., or the Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $1,729,964 of the Company’s ordinary shares, no par value per share. The ordinary shares will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-269839), or the Registration Statement, and a prospectus supplement to the Registration Statement.

The Company is not obligated to sell any ordinary shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell ordinary shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell ordinary shares under the Sales Agreement are subject to satisfaction of certain conditions, and other customary closing conditions. The Company will pay the Sales Agent a commission equal to 5.0% of the aggregate gross proceeds from each sale of ordinary shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

A copy of the opinion of Meitar Law Offices relating to the legality of the issuance and sale of the ordinary shares is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The press release is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar Law Offices.
99.1	At-the-Market Issuance Sales Agreement by and between SciSparc Ltd. and Aegis Capital Corp., dated May 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: May 16, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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